January 27, 2026

Raynauld Liang
Chief Executive Officer
SOCIETY PASS INCORPORATED.
80 Robinson Road, #17-01B
Singapore 068898

       Re: SOCIETY PASS INCORPORATED.
           Draft Registration Statement on Form S-1
           Submitted January 20, 2026
           CIK No. 0001817511
Dear Raynauld Liang:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eddie Kim at 202-551-8713 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Lawrence Venick